Mail Stop 3561

June 4, 2009

Rolf A. Gafvert
Chief Executive Officer and President
Boardwalk Pipeline Partners, LP
Nine Greenway Plaza
Suite 2800
Houston, Texas 77046

Re: **Boardwalk Pipeline Partners, LP**
         Form 10-K for Fiscal Year Ended December 31, 2008
         Filed February 24, 2009
         Form 10-Q for the Fiscal Quarter Ended March 31, 2009
         Filed April 29, 2009
         File No. 001-32665

Dear Mr. Gafvert:

        We have reviewed your response letter dated May 29, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

Customers and Markets Served, page 7

1. We note your response to comment one from our letter dated May 15, 2009. Please explain why completion of your expansion projects is causing natural gas producers to contract for a majority of your capacity, thereby making them represent a significantly larger portion of your throughput and revenues than has historically been the case.

Rolf A. Gafvert
Boardwalk Pipeline Partners, LP
June 4, 2009
Page 2

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition…, page 19

Expansion Projects, page 19

2. We note your response to comment four from our letter dated May 15, 2009. Please
    provide your best estimate as to the approximate percentage of pipeline joints that
    you have tested as of your fiscal quarter ended March 31, 2009. If appropriate, please
    provide a percentage range or explain how you arrived at your description of
    "significant portion." Also, while you may be unable to provide an exact date when
    you will complete your investigation into the remaining expansion joints, please
    provide a general estimate of how long you expect it will take to test the remaining
    expansion joints and correct the anomalies already discovered.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comment.

        Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom,
Legal Branch Chief at 202-551-3264, or me at 202-551-3720 with any questions.

                                                    Sincerely,

                                                    H. Christopher Owings
                                                    Assistant Director